UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number 000-56730

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

225 Liberty Street, 8th Floor

New York, New York 10281-1048

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT LIST

Exhibit	Title

99.1	Press Release dated June 17, 2026

99.2	Report on Voting Results for the Registrant’s Annual Meeting of Shareholders held June 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: June 17, 2026	By:	/s/ Jennifer Mazin
		Name:	Jennifer Mazin
		Title:	Co-President, General Counsel and Corporate Secretary